Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel 905-726-2462
Fax 905-726-7164

PRESS RELEASE

MAGNA STRENGTHENS POSITION IN AUTOMOTIVE PUMPS THROUGH TWO ACQUISITIONS

October 1, 2012, Aurora, Ontario, Canada - Magna International Inc. (TSX: MG;
NYSE: MGA) announced today that it has signed an agreement to acquire ixetic Verwaltungs GmbH ("ixetic"), a manufacturer of automotive vacuum, engine and transmission pumps with two manufacturing facilities in Germany, and one in each of Bulgaria and China. ixetic had full year 2011 total sales of approximately Euro 300 million.

"ixetic's technologies, footprint and diverse customer base make it an excellent fit with our current capabilities in engine and transmission pumps" stated Don Walker, Magna's Chief Executive Officer. "Together, our global reach and capabilities position us to support our combined customers and their desire for more efficient powertrain solutions."

The purchase price payable for 100% of the outstanding shares of ixetic, on a cash-free and debt-free basis, is approximately Euro 308 million, including the effect of the estimated closing adjustments.

This transaction is expected to close in the fourth quarter of 2012, subject to obtaining European anti-trust approval.

In a separate transaction, Magna, through one of its wholly owned subsidiaries, has signed an agreement with its joint venture partner to purchase the remaining 50% interest in STT Technologies Inc., a leading supplier of transmission and engine related oil pumps serving the North American automotive market.

This transaction is expected to close in October, 2012.

"With these transactions, Magna's capabilities in this product area will be strengthened and its position as a leading automotive pump supplier capable of satisfying the global requirements of OEMs will immediately be enhanced," said Don Walker.


CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.


ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks.
Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

We have approximately 115,000 employees in 296 manufacturing operations and 88 product development, engineering and sales centres in 26 countries.



FORWARD LOOKING STATEMENTS

This press release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: the potential benefits expected to be achieved from the completion of the acquisition of ixetic (the "Acquisition"). The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will","likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the consummation of the Acquisition, including receipt of the required European anti-trust approval, and satisfaction or waiver of the conditions to completion of the Acquisition; our ability to successfully integrate the operations acquired as part of the Acquisition or achieve anticipated synergies; the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled production shutdowns of our customers'production facilities (typically in the third and fourth quarters for each calendar year); shutdown of our or our customers' or sub-suppliers' production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunitie s; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations;
risks related to the electric vehicle industry; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.